Dreyfus
Growth Opportunity
Fund, Inc.

ANNUAL REPORT February 28, 2005



YOU, YOUR ADVISOR AND

Dreyfus®
A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Growth Opportunity Fund, Inc. covers the 12-month period from March 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, Paul Kandel, Christopher Blundin and Barry Mills.

Stock prices generally rose over the reporting period, with the greatest gains achieved in the final months of 2004 as political uncertainty abated and investors grew more confident in the economic recovery. As they have for the past several years, stocks with smaller market capitalizations generally produced higher returns than stocks of very large companies during the reporting period overall. However, the opening two months of 2005 saw larger stocks outperforming smaller ones.

Is the stock market in the midst of a transition to new leadership? It probably is too soon to say for certain. Instead, we believe that most investors should remain broadly diversified. Your financial advisor can help you diversify your portfolio in a way that allows you to participate in the market's longer-term returns, while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Paul Kandel, Christopher Blundin and Barry Mills,
Portfolio Managers

How did Dreyfus Growth Opportunity Fund, Inc. perform relative to its benchmark?

For the 12-month period ended February 28, 2005, the fund produced a total return of 1.12%.[1] In comparison the Russell 1000 Growth Index, the fund's benchmark, and the Standard & Poor's 500 Composite Stock Price Index, the fund's former benchmark, produced total returns of 1.13% and 6.97%, respectively, for the same period.[2,3]

We attribute these results to volatile market conditions, in which the positive impact of U.S. and global economic growth was muted by concerns regarding geopolitical instability and the sustainability of the economic recovery. In light of these uncertainties, investors tended to favor defensive, value-oriented stocks over traditional growth-oriented issues. While the fund produced relatively strong returns in the consumer staples, health care and energy sectors, it lost ground in the technology and consumer discretionary areas. As a result, the fund's return was in line with that of the benchmark.

What is the fund's investment approach?

The fund seeks long-term capital appreciation consistent with the preservation of capital. Current income is a secondary goal. To pursue these goals, the fund invests at least 80% of its assets in stocks issued primarily by U.S. companies. The fund also may invest up to 25% of its assets in foreign securities. The fund's stock investments may include common stocks, preferred stocks and convertible securities, including, to a limited degree, those issued in initial public offerings.

From the beginning of the reporting period through September 30, 2004, the fund employed a "bottom-up" approach to choosing stocks for a broadly diversified core portfolio with a growth tilt, focusing primarily on companies with strong positions in their industries and catalysts that can trigger price increases.

Beginning October 1, 2004, the fund migrated from a growth-tilt portfolio to a growth portfolio. In so doing, it employs both "bottom-up" and "top-down" approaches to investing. When using a top-down approach, the fund may overweight or underweight certain market sectors based on an analysis of trends affecting those sectors and other factors. Using fundamental analysis, the fund then seeks companies within those market sectors that management believes have strong industry positions.

When using a bottom-up approach, the fund focuses primarily on companies with strong positions in their industries and a catalyst that can trigger a price increase, such as accelerating earnings growth, a corporate restructuring or change in management. Using fundamental analysis, the portfolio managers seek to create a growth portfolio with stocks selected based on growth, in this case the sustainability or growth of earnings or cash flow; financial profile, which measures the financial health of the company; valuation, or how a stock is priced relative to its perceived intrinsic worth or to other comparable companies and positioning, or how a company is positioned relative to other companies in its industry.

What other factors influenced the fund's performance?

In May 2004, the fund's portfolio management team expanded to include Christopher Blundin and Barry Mills in addition to Paul Kandel, who generally has co-managed the fund since July 2001. Matthew Jenkin, who also joined the team in May 2004 left before the end of the reporting period. With additional expertise in the key investment areas of consumer, health care and technology, the expanded team managed the fund's transition from a growth-tilt portfolio into a growth portfolio.

Growth-oriented technology stocks lagged the averages, suffering particularly sharp declines, versus the benchmark during January and February 2005. The fund's technology holdings lost greater ground than the benchmark due to relatively heavy exposure to semiconductor stocks, such as Altera, which experienced weak customer demand

and rising inventories. The fund's consumer discretionary holdings also underperformed the benchmark, primarily as a result of the fund's relatively heavy exposure to advertising-dependent media stocks, such as The Walt Disney Co. and Time Warner.

On a more positive note, the fund's emphasis on energy stocks, such as Anadarko Petroleum and Exxon Mobil, generated strong returns, fueled by rising oil and gas prices amid robust industrial demand and constrained supplies. In addition, strong individual stock selections, such as Altria Group, General Mills and Coca Cola Enterprises, boosted the fund's performance in the consumer staples area. Finally, the fund's focus on health care services providers, such as PacifiCare Health Systems and DaVita, produced relatively attractive returns in the health care sector.

What is the fund's current strategy?

As of the end of the reporting period, we have established roughly sector-neutral positions compared to the Russell 1000 Growth Index. However, we have maintained a mild emphasis on stocks of energy companies, non-interest-sensitive financial services providers and technology stocks, with an emphasis on semiconductor stocks. Among health care stocks, we have increased the fund's exposure to large-cap pharmaceutical firms, which we regard as attractively priced in the wake of recent regulatory scrutiny. We hold slightly smaller positions than the benchmark among diversified multinational conglomerates, where we believe prices have begun to outstrip fundamentals.

March 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Growth Index is an unmanaged index which measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.*

[3] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Dreyfus Growth Opportunity Fund, Inc. ——————
Standard & Poor's 500 Composite Stock Price Index† ——————
Russell 1000 Growth Index† · · · · · · ·

$29,202

$22,945

$17,980

Dollars

95 96 97 98 99 00 01 02 03 04 05

Years shown above are as of month-end February

Comparison of change in value of $10,000 investment in Dreyfus Growth Opportunity Fund, Inc. with the Standard & Poor's 500 Composite Stock Price Index and the Russell 1000 Growth Index

Average Annual Total Returns *as of 2/28/05*

	1 Year	5 Years	10 Years
Fund	**1.12%**	**(5.00)%**	**6.04%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus Growth Opportunity Fund, Inc. on 2/28/95 to a $10,000 investment made in each of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") and the Russell 1000 Growth Index on that date. All dividends and capital gain distributions are reinvested. On September 15, 2004, the fund's benchmark was changed to the Russell 1000 Growth Index from the S&P 500 Index because the Russell 1000 Growth Index is expected to more accurately reflect the composition of the fund's portfolio from September 15, 2004, and thereafter than the S&P 500 Index.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Russell 1000 Growth Index is a widely accepted, unmanaged large-cap index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The indices do not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Growth Opportunity Fund, Inc. from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment†
assuming actual returns for the six months ended February 28, 2005

Expenses paid per $1,000†	$ 5.34
Ending value (after expenses)	$1,050.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

Expenses paid per $1,000†	$ 5.26
Ending value (after expenses)	$1,019.59

† Expenses are equal to the fund's annualized expense ratio of 1.05%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

February 28, 2005

Common Stocks–99.7%	Shares	Value ($)
Autos & Transports–1.0%		
Norfolk Southern	40,000	1,435,600
Southwest Airlines	60,000	831,000
		2,266,600
Consumer–24.3%		
Altria Group	28,000	1,838,200
Apollo Group, Cl. A	30,000 [a,b]	2,209,200
Bed Bath & Beyond	54,000 [a]	2,026,080
Colgate-Palmolive	18,500	979,020
Dean Foods	47,000 [a]	1,623,850
Disney (Walt)	50,000	1,397,000
Estee Lauder Cos., Cl. A	55,000	2,418,900
Gillette	69,000	3,467,250
Home Depot	85,000	3,401,700
International Game Technology	74,000	2,254,040
Kohl's	49,000 [a]	2,345,630
PepsiCo	127,000	6,840,220
PetSmart	71,500	2,180,750
Procter & Gamble	126,000	6,689,340
Target	62,000	3,150,840
United Parcel Service, Cl. B	12,000	929,880
Viacom, Cl. B	66,500	2,320,850
Wal-Mart Stores	152,000	7,844,720
Walgreen	27,000	1,156,410
		55,073,880
Energy–2.7%		
BJ Services	13,000	649,480
Devon Energy	12,000	561,480
ENSCO International	22,500	906,300
Exxon Mobil	19,000	1,202,890
Halliburton	24,000	1,055,520
National-Oilwell	20,000 [a]	906,800
Pride International	34,000 [a]	837,080
		6,119,550

Common Stocks (continued)	Shares	Value ($)
Financial Services−12.3%		
American Express	53,500	2,897,025
American International Group	76,000	5,076,800
Bank of New York	26,000	786,500
Capital One Financial	20,000	1,533,600
CIT Group	22,500	907,875
Countrywide Financial	28,500	990,375
Doral Financial	22,000	872,520
Fidelity National Financial	26,000	1,150,240
Fifth Third Bancorp	10,500	470,085
Goldman Sachs Group	11,500	1,251,200
Ishares Russell 1000 Growth Index	48,000 [a,b]	2,301,120
MBNA	55,000	1,395,350
Marsh & McLennan Cos.	17,500	571,375
Merrill Lynch	17,500	1,025,150
North Fork Bancorporation	29,750	857,098
Reinsurance Group of America	32,500	1,483,625
Schwab (Charles)	90,000	945,000
U.S. Bancorp	38,000	1,130,500
Wachovia	28,000	1,484,280
Willis Group Holdings	20,000	791,000
		27,920,718
Health Care−24.0%		
Abbott Laboratories	83,000	3,817,170
Amgen	58,000 [a]	3,573,380
Biogen Idec	19,000 [a,b]	734,350
Cardinal Health	23,000	1,346,650
Community Health Systems	30,000 [a]	971,100
Covance	33,500 [a]	1,464,285
DaVita	17,000 [a,b]	718,420
Eli Lilly & Co.	18,000	1,008,000
Genentech	34,000 [a]	1,604,800
Genzyme	21,000 [a]	1,177,890
Gilead Sciences	40,000 [a]	1,382,000

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Guidant	17,000	1,247,630
Hospira	23,900 a	707,440
Johnson & Johnson	136,000	8,921,600
Medtronic	63,000	3,283,560
Novartis, ADR	40,000 b	1,998,800
PacifiCare Health Systems	25,000 a	1,587,000
Pfizer	313,000	8,228,770
Schering-Plough	85,000	1,610,750
Sepracor	14,000 a	902,580
St. Jude Medical	39,000 a	1,524,900
UnitedHealth Group	14,000	1,276,240
Valeant Pharmaceuticals International	28,000	679,000
WellPoint	13,000 a	1,586,780
Wyeth	39,000	1,591,980
Zimmer Holdings	18,000 a	1,546,200
		54,491,275
Materials & Processing—1.6%		
Avery Dennison	13,500	819,450
Freeport-McMoRan Copper & Gold, Cl. B	22,500	940,950
Newmont Mining	20,000	900,400
Praxair	23,500	1,053,505
		3,714,305
Producer Durables—4.8%		
Boeing	22,500	1,236,825
Empresa Brasileira de Aeronautica, ADR	37,500	1,266,375
General Electric	50,800	1,788,160
Illinois Tool Works	15,000	1,346,250
Lennar, Cl. A	17,000	1,033,940
Pitney Bowes	17,500	802,550
Rockwell Collins	21,000	967,050
3M	19,600	1,645,224
Tyco International	26,000	870,480
		10,956,854

Common Stocks (continued)	Shares		Value ($)
Semiconductors–6.6%			
Altera	102,000	[a]	2,115,480
Intel	305,000		7,313,900
Linear Technology	45,000		1,757,700
Microchip Technology	60,000		1,647,600
Texas Instruments	81,000		2,144,070
			14,978,750
Software–5.1%			
Cognos	44,000	[a]	1,888,040
Microsoft	299,000		7,528,820
Oracle	169,000	[a]	2,181,790
			11,598,650
Technology–16.7%			
Accenture	45,000	[a]	1,149,750
Automatic Data Processing	52,000		2,233,920
Cisco Systems	295,000	[a]	5,138,900
Cognizant Technology Solutions	21,000	[a]	991,830
Dell	127,500	[a]	5,111,475
EMC	165,500	[a]	2,095,230
eBay	42,000	[a]	1,799,280
Electronic Arts	27,000	[a]	1,741,230
Google, Cl. A	7,000	[a,b]	1,315,930
International Business Machines	35,000		3,240,300
Motorola	72,000		1,127,520
Network Appliance	80,000	[a]	2,400,800
QUALCOMM	73,000		2,636,030
Time Warner	175,500	[a]	3,023,865
United Technologies	14,000		1,398,320
Yahoo!	74,000	[a]	2,387,980
			37,792,360
Utilities & Other–.6%			
NEXTEL Communications, Cl. A	45,000	[a]	**1,324,350**
Total Common Stocks (cost $195,240,397)			**226,237,292**

Short-Term Investments−.3%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
2.20%, 3/3/2005	49,000	48,994
2%, 3/10/2005	689,000	688,593
Total Short-Term Investments (cost $737,650)		**737,587**

Investment of Cash Collateral for Securities Loaned−3.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $6,764,900)	6,764,900 c	**6,764,900**
Total Investments (cost $202,742,947)	**103.0%**	**233,739,779**
Liabilities, Less Cash and Receivables	**(3.0%)**	**(6,912,574)**
Net Assets	**100.0%**	**226,827,205**

ADR—American Depository Receipts

a *Non-income producing.*

b *All or a portion of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $6,201,742 and the total market value of the collateral held by the fund is $6,764,900.*

c *Investment in affiliated money market mutual fund.*

See notes to financial statements.

Portfolio Summary †

	Value (%)		Value (%)
Consumer	24.3	Short-Term/Money	
Health Care	24.0	Market Investments	3.3
Technology	16.7	Energy	2.7
Financial Services	12.3	Materials & Processing	1.6
Semiconductors	6.6	Autos & Transports	1.0
Software	5.1	Utilities & Other	.6
Producer Durables	4.8		**103.0**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $6,201,742)–Note 1(c)		
Unaffiliated issuers	195,978,047	226,974,879
Affiliated issuers	6,764,900	6,764,900
Dividends and interest receivable		275,906
Prepaid expenses		30,485
		234,046,170
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		194,309
Cash overdraft due to Custodian		13,398
Liability for securities on loan–Note 1(c)		6,764,900
Payable for shares of Common Stock redeemed		172,301
Accrued expenses		74,057
		7,218,965
Net Assets ($)		**226,827,205**
Composition of Net Assets ($):		
Paid-in capital		219,174,711
Accumulated undistributed investment income–net		584,322
Accumulated net realized gain (loss) on investments		(23,928,660)
Accumulated net unrealized appreciation (depreciation) on investments		30,996,832
Net Assets ($)		**226,827,205**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		28,099,636
Net Asset Value, offering and redemption price per share ($)		**8.07**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended February 28, 2005

Investment Income ($):

Income:

Cash dividends (net of $5,566 foreign taxes withheld at source)	3,937,076
Interest	38,457
Income from securities lending	11,421
Total Income	**3,986,954**
Expenses:	
Management fee–Note 3(a)	1,757,422
Shareholder servicing costs–Note 3(b)	503,777
Professional fees	70,835
Prospectus and shareholders' reports	31,400
Registration fees	30,720
Custodian fees–Note 3(b)	23,645
Directors' fees and expenses–Note 3(c)	21,048
Loan commitment fees–Note 2	2,239
Interest expense–Note 2	243
Miscellaneous	7,744
Total Expenses	**2,449,073**
Investment Income–Net	**1,537,881**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	22,255,230
Net realized gain (loss) on financial futures	91,096
Net Realized Gain (Loss)	**22,346,326**
Net unrealized appreciation (depreciation) on investments	(21,633,152)
Net Realized and Unrealized Gain (Loss) on Investments	**713,174**
Net Increase in Net Assets Resulting from Operations	**2,251,055**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended,	
	February 28, 2005	February 29, 2004
Operations ($):		
Investment income–net	1,537,881	1,155,712
Net realized gain (loss) on investments	22,346,326	10,923,578
Net unrealized appreciation (depreciation) on investments	(21,633,152)	55,982,088
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,251,055**	**68,061,378**
Dividends to Shareholders from ($):		
Investment income–net	**(1,786,401)**	**(930,831)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	9,849,477	25,304,750
Dividends reinvested	1,704,603	890,950
Cost of shares redeemed	(36,013,219)	(42,736,296)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(24,459,139)**	**(16,540,596)**
Total Increase (Decrease) in Net Assets	**(23,994,485)**	**50,589,951**
Net Assets ($):		
Beginning of Period	250,821,690	200,231,739
End of Period	**226,827,205**	**250,821,690**
Undistributed investment income–net	584,322	832,842
Capital Share Transactions (Shares):		
Shares sold	1,246,392	3,591,524
Shares issued for dividends reinvested	211,322	137,216
Shares redeemed	(4,546,716)	(5,961,180)
Net Increase (Decrease) in Shares Outstanding	**(3,089,002)**	**(2,232,440)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Fiscal Year Ended February,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	8.04	5.99	7.76	8.66	11.14
Investment Operations:					
Investment income–net [a]	.05	.04	.02	.02	.00 [b]
Net realized and unrealized gain (loss) on investments	.04	2.04	(1.77)	(.89)	(2.00)
Total from Investment Operations	.09	2.08	(1.75)	(.87)	(2.00)
Distributions:					
Dividends from investment income–net	(.06)	(.03)	(.02)	(.01)	(.00) [b]
Dividends from net realized gain on investments	–	–	–	(.02)	(.48)
Total Distributions	(.06)	(.03)	(.02)	(.03)	(.48)
Net asset value, end of period	8.07	8.04	5.99	7.76	8.66
Total Return (%)	1.12	34.81	(22.62)	(10.02)	(18.47)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04	1.03	1.06	1.05	.98
Ratio of net investment income to average net assets	.66	.50	.32	.28	.04
Portfolio Turnover Rate	103.82	78.29	72.32	103.06	215.64
Net Assets, end of period ($ x 1,000)	226,827	250,822	200,232	290,179	348,425

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Growth Opportunity Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At February 28, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $584,322, accumulated capital losses $19,917,608 and unrealized appreciation $26,985,780.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to February 28, 2005. If not applied, $2,090,206 of the carryover expires in fiscal 2010 and $17,827,402 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended February 28, 2005 and February 29, 2004, were as follows: ordinary income $1,786,401 and $930,831, respectively.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding during the period ended February 28, 2005 was approximately $14,800, with a related weighted average annualized interest rate of 1.62%.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1 ½% of the value of the fund's average daily net assets, the Manager will bear such excess expense. During the period ended February 28, 2005, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended February 28, 2005, the fund was charged $271,998 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $154,120 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended February 28, 2005, the fund was charged $23,385 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $143,393, custodian fees $4,005, shareholder services plan fees $23,000 and transfer agency per account fees $23,911.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2005, amounted to $241,480,343 and $266,254,353, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At February 28, 2005, there were no financial futures contracts outstanding.

At February 28, 2005, the cost of investments for federal income tax purposes was $206,753,999; accordingly, accumulated net unrealized appreciation on investments was $26,985,780, consisting of $34,011,197 gross unrealized appreciation and $7,025,417 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Growth Opportunity Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Growth Opportunity Fund, Inc., including the statement of investments, as of February 28, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of February 28, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Growth Opportunity Fund, Inc., at February 28, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
April 4, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For Federal tax purposes the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended February 28, 2005 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $1,786,401 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

David P. Feldman (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director
- QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 58

James F. Henry (74)
Board Member (1971)

Principal Occupation During Past 5 Years:
- President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

Rosalind Gersten Jacobs (79)
Board Member (1982)

Principal Occupation During Past 5 Years:
- Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (78)
Board Member (1979)

Principal Occupation During Past 5 Years:
- President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
- Pfizer, Inc., a pharmaceutical company, Director-Emeritus
- Atom Pharm, Director
- Lazard Freres & Company, LLC, Senior Adviser
- Merck, Consultant

No. of Portfolios for which Board Member Serves: 22

Dr. Martin Peretz (65)
Board Member (1971)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2001)
- Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
- Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
- Digital Learning Group, LLC, an online publisher of college textbooks, Director
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

Bert W. Wasserman (72)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Financial Consultant

Other Board Memberships and Affiliations:
- Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 91 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 91 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 92 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 195 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 25 investment companies (comprised of 59 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 92 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 92 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 104 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 104 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 92 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (92 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 198 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus
Growth Opportunity Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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